April 29, 2019	TSX.V - GIGA

Anthony Milewski appointed to Board of Directors

Management team and board enhancements continue as Company prepares to advance the Turnagain project in anticipation of nickel and cobalt demand from electrification of automobiles and renewable energy

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp. (TSX.V—GIGA) announced today that Anthony Milewski, Chairman and CEO of Cobalt 27 Capital Corp., has been appointed to the Board of Giga Metals. Cobalt 27 owns a 2% NSR on nickel and cobalt in Giga’s Turnagain Project in British Columbia.

“We are assembling a very strong team at Giga Metals,” said Mr. Jarvis. “Anthony has created, in Cobalt 27, the premier battery metals streaming and royalty company. His knowledge of the institutional market and the strategic players in this space is without parallel. We are very excited to welcome him to the Board of Giga Metals.”

“As battery chemistries continue to evolve, nickel is emerging as one of the most critical basic materials in the lithium ion battery,” said Mr. Milewski. “The experience of the nickel industry around HPAL laterite projects has been costly, and the need to develop low CAPEX nickel sulfide deposits with proven technology is acute. Giga Metals has a very large sulphide nickel and cobalt project that we think has an excellent chance of getting developed and built this market cycle.

“The Turnagain Project is competitive with the other large class one greenfields nickel projects of the world in terms of world class jurisdiction, project economics, simplicity of processing, low CAPEX relative to HPAL and of the exceptional quality of concentrate that can be produced. It is also of great interest to note that research at the University of British Columbia, partially supported by Giga Metals, shows the real possibility that the Turnagain project could be carbon neutral due to CO2 sequestration in the residue produced during concentration. I envision the team building a carbon neutral and environmentally friendly mine in a world class mining jurisdiction.”

(Note: comments relating to project economics and Capex are based on the Turnagain Project Preliminary Economic Assessment, prepared by AMC Mining Consultants and dated December 2, 2011. See note * at end of release.)

Mr. Milewski is the founder, CEO and Chairman of Cobalt 27. He has served as a member of the LME Cobalt Committee and has deep experience in the mining industry as a director, advisor, founder and investor. In 2016, one of the industry’s leading publications, The Mining Journal, named him as a Future Mining Leader. Mr. Milewski was a member of the investment team at Pala Investments Limited. Prior to joining Pala Investments, he worked at Firebird Management LLC.

Mr. Milewski previously worked at Renaissance Capital and Skadden, Arps, Slate, Meagher & Flom LLP in Moscow, where he focused on advisory and transactional work in metals & mining and oil & gas sectors. He has lived and worked in Africa and Russia, including a year as a Fulbright scholar, and has spent considerable time in Central Asia.

Mr. Milewski holds a B.A. in Russian history from Brigham Young University, an M.A. in Russian and Central Asian Studies from the University of Washington, and a J.D. from the University of Washington. He holds an LLM from the Russian Academy of Sciences.

Resignation of Director

Phillip Robinson has resigned from the Board of Giga Metals, effective immediately. Mr. Robinson is a member of the investment team at Pala Investments Limited and has served on the Board of Giga Metals since November 2017. The Company wishes to thank Mr. Robinson for his service.

Grant of Incentive Stock Options

The Company also announced that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange, the Company will be granting 1,000,000 stock options to various Directors and consultants, exercisable at $0.20 per share, expiring April 29, 2024.

About Giga Metal’s Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, a significant undeveloped nickel-cobalt sulphide deposit, located in British Columbia, Canada.

Engineering and metallurgical studies are underway with an objective of advancing the project to the Pre-Feasibility level. Extensive past and current metallurgical work indicates that a clean concentrate grading 18% to 25% nickel is reliably achievable using a very simple “off-the-shelf” comminution and froth flotation process flow sheet.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of nickel and cobalt to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

* Technical information in this press release is based on a Preliminary Economic Assessment that includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The noted assessment results are preliminary in nature and there is no assurance the mining scenarios outlined would ever be realized.

The engineering report referred to in this interview uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

Technical information in this news release has been reviewed and approved by Martin Vydra, P. Eng., a Qualified Person as defined in NI 43-101)

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION
Tel – 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include the possibility of finding an offtake partner, that a Pre-Feasibility Study will be completed by the end of 2019 and that the Turnagain project could deliver large quantities of nickel and cobalt.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include that geological interpretations based on drilling may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com